May 28, 2013

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: H. Roger Schwall

Re:                             Jones Energy, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted May 7, 2013

CIK No. 0001573166

Ladies and Gentlemen:

Set forth below are the responses of Jones Energy, Inc. (the “Company”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated May 23, 2013, with respect to the above-captioned submission.

The Company is concurrently filing the Form S-1 (the “Registration Statement”) via EDGAR.  For your convenience, five marked copies of the Registration Statement will be hand delivered to you to facilitate your review.

For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Staff’s comment letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Form S-1

Prospectus Summary, page 1

Overview, page 1

Organization, page 7

1.                                      We note you revised your organizational diagram on page 10 in response to comment 5 from our letter dated April 26, 2013. Please also indicate that Jones Energy will be the sole managing member of JEH LLC.

Response:  In light of the Staff’s comment, the Company has revised its disclosure on pages 10 and 56 to indicate that the Company will be the sole managing member of JEH LLC.

2.                                      Please revise to indicate the economic and voting interests held pursuant to the Class A and Class B shares, by the public and the existing owners, respectively, after this offering.

Response:  In light of the Staff’s comment, the Company has revised its disclosure on pages 10 and 56 to indicate the economic and voting interests held pursuant to the Class A and Class B shares, by the public and the existing owners, respectively, after the offering.

Selected historical and unaudited pro forma consolidated financial data, page 63

Non-GAAP financial measure, page 65

3.                                      We note that you present realized and unrealized gain or loss on derivatives accounted for at fair value on page 75, with a discussion of the changes on pages 77 and 78, and present within your reconciliation of EBITDAX on page 66, an adjustment to eliminate the unrealized portion of the gain or loss related to oil and gas derivative contracts. Tell us how you determined the realized and unrealized portions of these gains and losses so that we may understand how your method complies with FASB ASC 815-10-35-2. For example, if realized gains do not reflect only the change in fair value during the period of settlement, identify the specific elements reflected in each measure (e.g. premiums paid, the change in fair value from period-to-period, and settlement proceeds/payments). Please also explain how your practice of computing realized gains may change once you begin filing quarterly reports if you have not previously been recognizing the change in fair value on a quarterly basis. Finally, please explain your rationale in leaving only the realized portion of derivative gain or loss reflected in your measure of EBITDAX, given that prior changes in fair value would ordinarily also comprise the overall economics of settlement.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the Company’s derivative portfolio is and has been comprised almost entirely of simple commodity swap contracts with major financial institutions as counterparties.  No consideration, premiums or other obligations are paid or incurred upon entering into these swap contract positions or during the holding period.

Realized gains and losses are reported on those contracts for which the production period is within the reporting period.  Realized gains and losses do not reflect only the change in fair value of settled contracts that occurred during the reporting period.  The realized gains and losses are determined as the difference between the contract/strike price and the settlement price, and the cash that is transferred between the two parties to settle the contract represents the entire consideration due under that contract.  The unrealized gains and losses reflect the change in fair value during the reporting period of all unsettled contracts.  This recognition has been consistently applied for all quarters and years reported in the filing and is not expected to change in future financial reports.

EBITDAX includes only the realized portion of derivative gains and losses in order to reflect only activity that has occurred and for which either cash has been paid or received or can be accrued as due.  Additionally, this calculation of EBITDAX is consistent with the requirements for our debt covenant calculations.

Business, page 91

Undeveloped Acreage Expirations, page 109

4.                                      In the expiring acreage table, it appears that material undeveloped acreage will expire unless production is established. Please amend your document to disclose any proved undeveloped reserves you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves drilling.

Response:  In light of the Staff’s comment, the Company has revised its disclosure on page 114 to disclose the proved undeveloped reserves that are attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves drilling.

Tax receivable agreement, page 131

5.                                      We note your response to comment 7 from our letter dated April 26, 2013. It appears the only time that you will not be permitted under the tax receivables agreement to defer payments is in cases in which there is an early termination of the agreement or a change in control that accelerates payments. Other than those situations, you disclose that the lack of available cash to satisfy your obligations under the tax receivables agreement would not constitute a default. In this regard, please revise your disclosure under the first full paragraph on page 132, to specify the situations in which a failure to make a payment when due would constitute a breach of your agreement, and also revise your disclosure under the fourth full paragraph on page 132 to clarify the “certain circumstances” in which you may defer payment, with interest, which appears to be all circumstances other than an early termination of the agreement or a change in control that accelerates payment.

Response:  In light of the Staff’s comment, the Company has revised its disclosure on page 141 to specify the situations in which failure to make a payment under the Tax Receivable Agreement when due would constitute a default. The Company has also revised its disclosure on page 141 to clarify the circumstances in which payment may be deferred with interest.

6.                                      It appears that any deferred payments will accrue at an interest rate to be disclosed in a future amendment. However, you also disclose that while payments are generally due within 30 days following the finalization of the schedule with respect to which the payment obligation is calculated, interest on such payments will begin to accrue from the due date (without extension) of such tax return. Please disclose the interest rate or formula at which that interest will accrue from the due date of the tax return, in addition to the interest rate on any deferred payment.

Response:  In light of the Staff’s comment, the Company has revised its disclosure on pages 141 and 142 to include both the interest rate at which interest will accrue from the due date of the tax return as well as the interest rate at which interest will generally accrue on any deferred payment.

Description of Capital Stock, page 137

Class B Common Stock, page 137

7.                                      In response to comment 19 from our April 26, 2013 letter, you disclose that holders of Class B common stock have a right to receive dividends in certain circumstances, participating to the same extent as holders of Class A common stock. Please explain how such rights are consistent with your disclosure elsewhere in the prospectus, such as under “Organization” on page 8 or in “The Offering” on page 12 that shares of your Class B common stock have no economic rights.

Response:  The holders of Class B common stock do not have a right to receive dividends to the same extent as holders of Class A common stock.  The Company has accordingly revised its disclosure on page 146 to remove that reference.

Index to financial statements, page F-1

Unaudited pro forma condensed consolidated financial statements, page F-2

8.                                      We have reviewed your response to prior comment 21 and note your statement that you have determined that no exchanges of JEH LLC Units will occur in connection with the initial public offering. Please clarify for us the basis for your statement and the duration of time that no exchanges will occur, including any written agreements you have entered into. Please also clarify when the contractual exchange right of the unit holders will commence, relative to the execution of the Exchange Agreement and your initial public offering.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that no written agreements have been entered into with Existing Owners related to exchanges of JEH

LLC Units at this time, except that, if the underwriters elect to exercise their option to purchase additional shares of our Class A common stock, the Company intends to use the proceeds from the sale of such shares to purchase an equivalent number of JEH LLC Units from Existing Owners.  The statement that no exchanges of JEH LLC Units will occur in connection with the initial public offering (apart from any purchase of JEH LLC Units from the Existing Owners, which will occur only if and to the extent the underwriters exercise their option to purchase additional shares of Class A common stock) is based on the terms of the Exchange Agreement to be entered into with JEH LLC and the Existing Owners upon consummation of this offering.  Pursuant to Section 2.1 of the Exchange Agreement, a copy of which has been filed as Exhibit 10.4 to the Registration Statement, an Exchange is only permitted from and after the “Start Date,” which is defined in Section 1.1 of the Exchange Agreement as the earlier of the date that the lock-up period with the underwriters expires or is waived.  As disclosed on page 149 of the Registration Statement, the lock-up agreements with the underwriters will extend for a period of 180 days after the date of the prospectus.  Based on the terms of the Exchange Agreement, the company has determined that no exchanges of JEH LLC Units will occur in connection with the initial public offering (apart from any purchase of JEH LLC Units from the Existing Owners, which will occur only if and to the extent the underwriters exercise their option to purchase additional shares of Class A common stock).

9.                                      In addition, we note on page 50 that you intend to disclose an estimated termination payment related to the Tax Receivable Agreement. Please explain to us how the amount of the estimated termination payment compares to the liability that would be recorded as part of a pro forma adjustment assuming a full exchange of JEH LLC Units.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the estimated termination payment that will be reflected on page 52 of the Registration Statement will be calculated based on the assumptions and deemed events set forth in the Tax Receivable Agreement, assuming the Tax Receivable Agreement were terminated immediately after this offering and utilizing a stated discount rate. While we believe it is feasible to calculate an estimated termination payment based on the parameters set forth in the Tax Receivable Agreement and assuming an immediate termination, we believe that an estimate of the liability that would be recorded as part of a pro forma adjustment assuming a full exchange of JEH LLC Units would be inherently imprecise and arbitrary.  For the reasons discussed in the response to Comments 6 and 21 in the Company’s response letter submitted May 6, 2013, the actual amount of payments that may be required under the Tax Receivable Agreement as a result of future exchanges will be based upon a number of factors, none of which can be reasonably predicted or estimated at the current time. No liability has been recorded as part of the pro forma financial statements for the Tax Receivable Agreement obligations because, no exchanges of JEH LLC Units for shares of Class A common stock will occur in connection with the initial public offering (apart from any purchase of JEH LLC Units from the Existing Owners, which will occur only if and to the extent the underwriters exercise their option to purchase additional shares of Class A common stock).  We believe that a pro forma adjustment assuming a full exchange of JEH LLC Units would not be appropriate under Article 11 of Regulation S-X, because such an exchange is not contemplated (nor would such an exchange be permitted under the Exchange Agreement prior to the expiration of the lock-up period) as part of the offering, and therefore is not directly attributable to the transaction. In addition, we believe that making a pro forma adjustment assuming a full exchange of JEH LLC Units as part of the offering would significantly distort the pro forma financial results and would potentially be misleading to investors. Accordingly, we respectfully submit to the Staff that there is no pro forma adjustment with which to compare the amount of estimated early termination payment that will be reflected on page 52 of the Registration Statement.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (512) 328-2953 or Mike Bengtson of Baker Botts L.L.P. at (512) 322-2661.

Very truly yours,

JONES ENERGY, INC.

By:	/s/ Jonny Jones
Jonny Jones, Chairman of the Board and Chief Executive Officer

Enclosures

cc:                                Michael L. Bengtson, Baker Botts L.L.P.

Paul F. Perea, Baker Botts L.L.P.

James M. Prince, Vinson & Elkins, L.L.P.

Douglas E. McWilliams, Vinson & Elkins, L.L.P.